SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2003

GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Genesys Shareholders approve rights offering;
Financial restructuring on track to proceed

Montpellier, France, June 6, 2003 — Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), announced today the results from its shareholders meeting held on June 5, 2003. Shareholders approved a reduction in the nominal (par) value of Genesys shares and the use of the outstanding authorization to proceed with a rights offering. This approval was a condition to the agreement in principle reached on April 11, 2003 with Genesys’ main bank creditors, several large bondholders and several large shareholders.

The agreement in principle provided in particular for the following:

1)    Amendments to Genesys’ $125 million credit facility agreement of April 20, 2001, to extend the repayments of the principal remaining due ($118 million) through 2008. The amendments were signed on April 30, 2003. The amendments remain subject to the completion of a rights offering with gross proceeds of at least € 6 million before August 31, 2003, as described below.

2)    Amendments to the terms and conditions of Genesys’ outstanding 3% convertible bonds issued in 1999, to defer 50% of the principal payment maturity to October 2005. Genesys’ bondholders approved such amendments on May 26, 2003. The amendments remain subject to the completion of a rights offering with gross proceeds of at least € 6 million before August 31, 2003, as described below.

3)    An equity rights offering of common shares to raise at least € 6 million, and up to € 8 million, of gross proceeds no later than August 31, 2003. Such proceeds are to be put in escrow and used to repay or repurchase Genesys’s 3% convertible bonds. On June 5, 2003, Genesys’ shareholders approved the use of an existing authorization for such rights offering.

Following this approval the financial restructuring now remains only subject to the completion of the rights offering, with gross proceeds of at least € 6 million, prior to August 31, 2003.

A meeting of Genesys’ board of directors is being convened on June 27, 2003; in order undertake the formalities necessary to launch such rights offering and to determine its terms and conditions, including the subscription price for the newly issued shares. In that respect, Genesys has received, in the April 11, 2003 agreement in principle, preliminary commitments from certain shareholders to purchase up to € 6 million worth of shares in the rights offering, to the extent not fully subscribed by other shareholders, if the price for the newly issued shares does not exceed € 2.2 per share.

A registration statement relating to the new Genesys shares to be issued in the rights offering (the “Shares”) has been filed with the Securities and Exchange Commission but has not yet become effective. The Shares may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. A copy of the registration statement will be available upon request at the Company.

A French prospectus relating to this rights offering will be filed with the “Commission des Opérations de Bourse” and available upon request at the Company.

At Genesys Conferencing

Michael E. Savage
Executive Vice President and Chief Financial Officer
Direct Line: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 6, 2003

GENESYS SA By: /s/ François Legros Name: François Legros Title: Chairman and Chief Executive Officer